SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

FALCONSTOR SOFTWARE, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

306137100

(CUSIP Number)

Martin M. Hale, Jr.

17 State Street, Suite 3230

New York, NY 10004

(212) 751-8800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 23, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Martin M. Hale, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 70,815
	8

SHARED VOTING POWER

7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

54,820,992 Shares of Common Stock

368,533,630 shares of Common Stock issuable upon exercise of Warrants

	9	SOLE DISPOSITIVE POWER 70,815
	10

SHARED DISPOSITIVE POWER

7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

54,820,992 Shares of Common Stock

368,533,630 shares of Common Stock issuable upon exercise of Warrants

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

54,891,807 Shares of Common Stock

368,533,630 shares of Common Stock issuable upon exercise of Warrants

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.92%*
14	TYPE OF REPORTING PERSON IN

*Based on 97,934,091 shares of Common Stock outstanding as of April 30, 2018 as disclosed in the Annual Report on Form 10-K/A of Falconstor Software, Inc. (the “Issuer”) for the fiscal year ended December 31, 2017.  Pursuant to the Certificate of Designations for the Series A  Convertible Preferred Stock of the Issuer, the holders of Series A Convertible Preferred Stock are entitled to vote, together with the Common Stock, on all matters as to which the holders of Common Stock are entitled to vote.  Each share of Series A Convertible Preferred Stock is entitled to a number of votes per share equal to the number of shares of Common Stock issuable upon conversion of a share of Series A Convertible Preferred Stock, based on an assumed conversion price of $1.23 (subject to adjustment for stock splits, stock dividends, stock combinations and similar events, as applicable, with respect to the Common Stock).

1	NAME OF REPORTING PERSON Hale Fund Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8

SHARED VOTING POWER

7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

54,820,992 Shares of Common Stock

368,533,630 shares of Common Stock issuable upon exercise of Warrants

	9	SOLE DISPOSITIVE POWER 0
	10

SHARED DISPOSITIVE POWER

7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

54,820,992 Shares of Common Stock

368,533,630 shares of Common Stock issuable upon exercise of Warrants

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

54,820,992 Shares of Common Stock

368,533,630 shares of Common Stock issuable upon exercise of Warrants

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.90%*
14	TYPE OF REPORTING PERSON OO

*Based on 97,934,091 shares of Common Stock outstanding as of April 30, 2018 as disclosed in the Annual Report on Form 10-K/A of the Issuer for the fiscal year ended December 31, 2017.  Pursuant to the Certificate of Designations for the Series A  Convertible Preferred Stock of the Issuer, the holders of Series A Convertible Preferred Stock are entitled to vote, together with the Common Stock, on all matters as to which the holders of Common Stock are entitled to vote.  Each share of Series A Convertible Preferred Stock is entitled to a number of votes per share equal to the number of shares of Common Stock issuable upon conversion of a share of Series A Convertible Preferred Stock, based on an assumed conversion price of $1.23 (subject to adjustment for stock splits, stock dividends, stock combinations and similar events, as applicable, with respect to the Common Stock).

1	NAME OF REPORTING PERSON Hale Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8

SHARED VOTING POWER

7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

54,820,992 Shares of Common Stock

368,533,630 shares of Common Stock issuable upon exercise of Warrants

	9	SOLE DISPOSITIVE POWER 0
	10

SHARED DISPOSITIVE POWER

7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

54,820,992 Shares of Common Stock

368,533,630 shares of Common Stock issuable upon exercise of Warrants

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

54,820,992 Shares of Common Stock

368,533,630 shares of Common Stock issuable upon exercise of Warrants

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.90%*
14	TYPE OF REPORTING PERSON PN

* Based on 97,934,091 shares of Common Stock outstanding as of April 30, 2018 as disclosed in the Annual Report on Form 10-K/A of the Issuer for the fiscal year ended December 31, 2017.  Pursuant to the Certificate of Designations for the Series A  Convertible Preferred Stock of the Issuer, the holders of Series A Convertible Preferred Stock are entitled to vote, together with the Common Stock, on all matters as to which the holders of Common Stock are entitled to vote.  Each share of Series A Convertible Preferred Stock is entitled to a number of votes per share equal to the number of shares of Common Stock issuable upon conversion of a share of Series A Convertible Preferred Stock, based on an assumed conversion price of $1.23 (subject to adjustment for stock splits, stock dividends, stock combinations and similar events, as applicable, with respect to the Common Stock).

1	NAME OF REPORTING PERSON Hale Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8

SHARED VOTING POWER

7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

54,820,992 Shares of Common Stock

368,533,630 shares of Common Stock issuable upon exercise of Warrants

	9	SOLE DISPOSITIVE POWER 0
	10

SHARED DISPOSITIVE POWER

7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

54,820,992 Shares of Common Stock

368,533,630 shares of Common Stock issuable upon exercise of Warrants

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

54,820,992 Shares of Common Stock

368,533,630 shares of Common Stock issuable upon exercise of Warrants

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.90%*
14	TYPE OF REPORTING PERSON PN

* Based on 97,934,091 shares of Common Stock outstanding as of April 30, 2018 as disclosed in the Annual Report on Form 10-K/A of the Issuer for the fiscal year ended December 31, 2017.  Pursuant to the Certificate of Designations for the Series A  Convertible Preferred Stock of the Issuer, the holders of Series A Convertible Preferred Stock are entitled to vote, together with the Common Stock, on all matters as to which the holders of Common Stock are entitled to vote.  Each share of Series A Convertible Preferred Stock is entitled to a number of votes per share equal to the number of shares of Common Stock issuable upon conversion of a share of Series A Convertible Preferred Stock, based on an assumed conversion price of $1.23 (subject to adjustment for stock splits, stock dividends, stock combinations and similar events, as applicable, with respect to the Common Stock).

1	NAME OF REPORTING PERSON HCP-FVA, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8

SHARED VOTING POWER

7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

54,221,955 Shares of Common Stock

368,533,630 shares of Common Stock issuable upon exercise of Warrants

	9	SOLE DISPOSITIVE POWER 0
	10

SHARED DISPOSITIVE POWER

7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

54,221,955 Shares of Common Stock

368,533,630 shares of Common Stock issuable upon exercise of Warrants

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

54,221,955 Shares of Common Stock

368,533,630 shares of Common Stock issuable upon exercise of Warrants

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.77%*
14	TYPE OF REPORTING PERSON OO

*Based on 97,934,091 shares of Common Stock outstanding as of April 30, 2018 as disclosed in the Annual Report on Form 10-K/A of the Issuer for the fiscal year ended December 31, 2017.  Pursuant to the Certificate of Designations for the Series A  Convertible Preferred Stock of the Issuer, the holders of Series A Convertible Preferred Stock are entitled to vote, together with the Common Stock, on all matters as to which the holders of Common Stock are entitled to vote.  Each share of Series A Convertible Preferred Stock is entitled to a number of votes per share equal to the number of shares of Common Stock issuable upon conversion of a share of Series A Convertible Preferred Stock, based on an assumed conversion price of $1.23 (subject to adjustment for stock splits, stock dividends, stock combinations and similar events, as applicable, with respect to the Common Stock).

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 26, 2013 (the “Original Schedule 13D”) and as amended by Amendment No. 1 (“Amendment No. 1”) filed with the SEC on August 11, 2015, Amendment No. 2 (“Amendment No. 2”) filed with the SEC on June 3, 2016, Amendment No. 3 filed with the SEC on November 27, 2017 (“Amendment No. 3”) and Amendment No. 4 filed with the SEC on March 6, 2018 (“Amendment No. 4”; the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Amendment No. 5 are collectively referred to as, the “Schedule 13D”) with respect to the common stock, par value $0.001 per share (the “Common Stock”), of FalconStor Software, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2 Huntington Quadrangle, Melville, NY 11747. Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D. This Amendment No. 5 amends and supplements Items 3, 4 and 5 of the Schedule 13D as set forth below.

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On April 23, 2018, HCP-FVA exercised the Initial Loan and Backstop Warrants on a cashless exercise basis with respect to 13,859,128 shares of Common Stock, which resulted in the net issuance to HCP-FVA of 13,724,818 shares of Common Stock.

On April 23, 2018, HCP-FVA exercised the Additional Backstop Warrants on a cashless exercise basis with respect to 40,033,752 shares of Common Stock, which resulted in the net issuance to HCP-FVA of 39,645,783 shares of Common Stock.

ITEM 4 PURPOSE OF TRANSACTION

On April 23, 2018, HCP-FVA exercised the Initial Loan and Backstop Warrants and Additional Backstop Warrants on a cashless exercise basis, as described in Item 3 above, which resulted in the issuance to HCP-FVA of an aggregate of 53,370,601 shares of Common Stock.

As previously noted in the Schedule 13D, HCP-FVA agreed to exercise the Initial Loan and Backstop Warrants and the Additional Backstop Warrants, up to the maximum amount of available authorized stock, and to vote the shares of Common Stock issuable upon exercise thereof in favor of an amendment to the Issuer’s Certificate of Incorporation necessary to increase the authorized Common Stock in order to permit the consummation of the Financing and the issuance of the securities issuable in connection therewith.

ITEM 5 INTEREST IN SECURITIES OF THE COMPANY

Paragraphs (a) – (c) of Item 5 of Schedule 13D are hereby amended and restated in their entirety as follows:

(a)	See rows (11) and (13) of the cover pages to this Amendment No. 5 for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons. Percentages of the Common Stock outstanding reported in this Amendment No. 5 are calculated based upon an aggregate of 97,934,091 shares of Common Stock outstanding as of April 30, 2018 as disclosed in the Issuer’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2018 as filed by the Issuer on April 30, 2018.

(b)	See rows (7) through (10) of the cover pages to this Amendment No. 5 for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	On April 23, 2018, HCP-FVA exercised the Initial Loan and Backstop Warrants on a cashless exercise basis with respect to 13,859,128 shares of Common Stock, which resulted in the net issuance to HCP-FVA of 13,724,818 shares of Common Stock. On April 23, 2018, HCP-FVA exercised the Additional Backstop Warrants on a cashless exercise basis with respect to 40,033,752 shares of Common Stock, which resulted in the net issuance to HCP-FVA of 39,645,783 shares of Common Stock.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2018

/s/ Martin M. Hale, Jr.

HALE CAPITAL MANAGEMENT, LP

By: Hale Fund Management, LLC, its General Partner

	By:	/s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Chief Executive Officer

HALE CAPITAL PARTNERS, LP, for itself and as the
sole member of HCP-FVA, LLC

By: Hale Fund Management, LLC, its General Partner

	By:	/s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Chief Executive Officer

HALE FUND MANAGEMENT, LLC

	By:	/s/ Martin M. Hale, Jr
Name: Martin M. Hale, Jr.
Title: Chief Executive Officer